

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

March 19, 2010

Mr. Honggang Yu
Chief Executive Officer
Senior Optician Service, Inc.
No 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
People's Republic of China

> **Re: Senior Optician Service, Inc.**
> **Form 10-K**
> **Filed July 15, 2009**
> **File No. 000-28683**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the company entered into a share exchange agreement dated May 14, 2009 whereby the company purchased 100% of the shares of Vantone International Group, Inc. Prior to this, as disclosed in its Form 8-K filed May 15, 2009, the company was a shell company. The company's Form 10-K for the year-ended March 31, 2009 does not reference this transaction. Item 101(h) of

> Regulation S-K requires you to address the development of your business for the last three years which would include the acquisition of the capital stock of Vantone International Group, Inc. Revise to provide the information required by Item 101(h) of Regulation S-K. Additionally, prior to the acquisition the company was a shell company. Revise to indicate on the cover of the Form 10-K that the registrant is a shell company as of March 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.   Please expand your discussion to describe the reasons for those amounts that experienced significant changes between periods. In this regard, discuss and analyze the increase in accounts receivable from $294 at March 31, 2008 to $886,539 at March 31, 2009, the decrease in product revenues from $8,349,393 in fiscal 2008 to $2,562,010 in fiscal 2009, and the reasons why receivables increased while revenues decreased.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that your auditors are located in New Jersey. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operation located in the People's Republic of China (PRC). Please tell us how the audit of the operations in PRC, including the associated assets and liabilities, was conduced.   Your response should include a discussion of the following:

   • Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

   • Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within PRC.

Financial Statements, page F-1

Note 1. Organization and Nature of Operations, page F-7

i. Revenue Recognition, F-11

4.   Please expand your policy footnote to describe when you recognize revenues related to insurance agency commissions.

Note 10. Stockholder's Equity, page F-19

5.	Please expand the disclosure to explain your accounting treatment of the July 14, 2008 Vantone Manufacturing acquisition.

6.	Please tell us and disclose how you accounted for the Share Exchange transaction that occurred on May 15, 2009. In your response, describe to us whether Senior Optician Service, Inc. and Vantone International Group, Inc. were under common control. In addition, describe how the accounting treatment was reflected in the consolidated financial statements presented in the Form 10-K for the year ended March 31, 2009.

Exhibits

7.	Please revise to file or incorporate by reference all of the exhibits required by Item 601 of Regulation S-K. We note that your exhibits index does not include your Articles of Incorporation or Bylaws. Also please file the three agreements which govern your relationship with Shenyand Vantone Yuan Trading Co. Ltd. In this regard the company may be able to incorporate these agreements by reference from its Form 8-K filed May 15, 2009 which appears to contain these exhibits. Additionally, please file the two employment agreements referenced on page 21 of your Form 10-K.

Exhibits 31.1 and 31.2

8.	Please revise paragraph 4 of the Section 302 certifications provided in your 2009 Form 10-K and 2009 Forms 10-Q to cite the correct Exchange Act Rules when referring to disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Refer to Item 601(b)(31)(i) of Regulation S-K.

Signatures

9.	Please advise us who serves as your Principal Accounting Officer. If Jichun Li performs this role, please confirm that, in future filings, he will sign this document in that capacity. If someone else performs this function, please amend to add this signature. See General Instruction D.

Forms 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 4. Controls and Procedures

10.	We note that you only include a partial definition of disclosure controls and procedures ("DC&P"). Please be advised that if you choose to define DC&P, you must include the entire definition from Exchange Act Rule 13a-15(e). Tell us whether you will in future filings remove the partial DC&P definition and include a citation to Exchange Act Rule 13a-15(e), or provide the entire DC&P definition, along with a clear conclusion regarding effectiveness with respect to each component. Refer to Item 307 of Regulation S-K.

Form 8-K filed May 15, 2009

Financial Statements, page F-1

11.   We note that you have presented financial statements for Vantone International Group and for Vantone Manufacturing. We also note that the balance sheets as of March 31, 2008 presented on pages F-2 (Vantone International) and F-26 (Vantone Manufacturing) are similar yet have some differences, tell us why this is so. Generally, balance sheets presented as of the same date should be identical.

12.   Tell us how Vantone International Group accounted for the acquisition of Vantone Manufacturing , i.e., purchase business combination or reorganization of commonly controlled entities, and how that acquisition is reflected in the financial statements, i.e., prospectively consolidated from the date of acquisition or retroactively consolidated for all periods presented. Please revise the notes to the financial statements and the financial statements, as necessary.

13.   Tell us how you accounted for the acquisitions of Qunfeng and DiAn and how these entities are presented in the financial statements. It appears that the transaction "payment for goodwill" as presented in the statement of cash flows on page F-4 relates to these two entities. Please confirm, and if true, tell us whether this was pre-existing goodwill or whether it arose as a result of the transfer. Please revise as necessary.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director